

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 19, 2017

Mr. Shaoyun Han
Chief Executive Officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re:** **Tarena International, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response dated January 12, 2017**
> **File No. 001-36363**

Dear Mr. Han:

We have reviewed your January 12, 2017 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2016 letter.

Risk Factors

We may not be able to maintain our high job placement rate for students, which could harm our ability to attract student enrollments, page 6

1. We note your response to our comment 1 describing your methodology for calculating the six-month post-course job placement rates for your students. To provide further context, please disclose the percentage of your students who filled out your initial surveys, the percentage of enrolled students who graduated, and the percentage of students who are deemed to be "job-seeking" students.

Item 5. Operating and Financial Review and Prospects, page 67

2. We note your response to our comment 4 that, as a result of your plan to devote more resources to your management of accounts receivable, you believe the delinquency risk for these accounts and additions to your bad debt allowances will not continue to increase. Please disclose the specific resources that you plan to devote in this respect, and explain how these resources will lessen the delinquency risk.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications